[JONES DAY LETTERHEAD]

November 12, 2008

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

Reference is made to the letter, dated November 12, 2008, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s”), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the “Submission”).  The Submission is enclosed.

Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) (“Rule 83”), adopted under the Freedom of Information Act (“FOIA”), Macy’s hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy’s, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

Because the Submission for which Macy’s is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked “Confidential Treatment Requested by Macy’s, Inc.”  In addition, the pages of the Submission have all been marked with Macy’s three-letter code, which is “MAC,” and have been sequentially numbered beginning with 0010001 through 0010033.  A copy of this request (but not the Submission) has been sent to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)

            Office of Freedom of Information and Privacy Act Operations

            Securities and Exchange Commission
            100 F Street, N.E.

            Mailstop 5100
            Washington, D.C. 20549

            (w/ encl.)

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

[JONES DAY LETTERHEAD]
November 12, 2008

Mr. Andrew Mew Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 3561 Washington, D.C. 20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and
August 2, 2008
File Number 1-13536

Dear Mr. Mew:

Reference is made to the letter, dated November 12, 2008, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s” or the “Company”), to the Division of Corporation Finance responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

In response to Staff comment No. 1, Macy’s is supplementally providing to the Staff the following data reflecting the impact that Internet and mail order net sales have had on its reported comparable store sales performance for recent periods.

Internet and mail order sales included in comparable store sales for 2007 were $[redacted] million, an increase of [redacted]% over those for 2006, and Internet sales included in comparable store sales for the 39 weeks ended November 1, 2008 were $[redacted] million, an increase of [redacted]% over those for the same period in 2007.  The inclusion of these figures in the Company’s comparable store sales calculations improved the comparisons by [redacted]% for 2007 and [redacted]% for the 39 weeks ended November 1, 2008.

In response to Staff comment No. 2, Macy’s is supplementally providing to the Staff:

•        A gross margin analysis supporting the Company’s conclusion that the Macy’s-branded operations and the Bloomingdale’s-branded operations have had and are expected to continue to have similar economic characteristics.

In response to Staff comment No. 3, Macy’s is proposing to supplement its Program Agreement disclosure in future filings with language similar to the following:

In connection with the sales of credit card accounts and related receivables balances, the Company and Citibank entered into a long-term marketing and servicing alliance pursuant to the terms of a Credit Card Program Agreement (the “Program Agreement”).  The Program Agreement provides for, among other things, (i) the ownership by Citibank of the accounts purchased by Citibank, (ii) the ownership by Citibank of new accounts opened by the Company’s customers, (iii) the provision of credit by Citibank and the holders of the credit cards associated with the foregoing accounts, (iv) the servicing of the foregoing accounts, and (v) the allocation between Citibank and the Company of the economic benefits and burdens associated with the foregoing and other aspects of the alliance.

Pursuant to the Program Agreement, the Company continues to provide certain servicing functions related to the accounts and related receivables owned by Citibank and receives compensation from Citibank for these services.  The amounts earned under the Program Agreement related to the servicing functions are deemed adequate compensation and, accordingly, no servicing asset or liability has been recorded on the Consolidated Balance Sheets.

Amounts received under the Program Agreement were $XXX million for 2008, $661 million for 2007, and $538 million for 2006, and are treated as reductions of selling, general and administrative expenses on the Consolidated Statements of Income.  The Company’s earnings from credit operations, net of servicing expenses, were $XXX million for 2008, $450 million for 2007, and $526 million for 2006.

In response to Staff comment No. 6, Macy’s is supplementally providing to the Staff:

•        A discussion memorandum regarding the updated sensitivity analysis of reporting unit fair value as of October 4, 2008; and

•        An updated sensitivity analysis of reporting unit fair value as of October 4, 2008, including the discounted cash flow analysis by reporting unit at two discount rates.

Also in response to Staff comment No. 6, Macy’s is supplementally providing to the Staff the following discussion of the basis for the major assumptions relating to revenue growth, operating ratios, and annual gross margin for each operating division used in the updated sensitivity analysis.

The 2008 estimates, including sales, gross margin, operating income and depreciation and amortization expense, include the estimates for the remaining four months of the current fiscal year and are based on the most recent version of the Company’s Rolling Operating Forecast, which estimates were submitted by each reporting unit’s management on October 8, 2008.

The 2009 projections are based on planning targets that are currently being developed by the Company’s corporate planning group, with input from the reporting units’ management.  These targets are the most up-to-date set of projections for 2009 and will become the basis for the more-detailed 2009 business plan, which will be completed after the 2008 holiday season.  Sales were projected taking into account the deteriorating economic environment.  The Staff should note that the current projections for 2009 sales are [redacted].  Profit rates are assumed to [redacted].  Operating expense rates for 2009 are projected to [redacted].  The revised 2009 cash flow analysis assumes [redacted].

Projections for 2010 and 2011 assume [redacted].  The revised 2010 and terminal value cash flow analysis also assume [redacted].

If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

[Gross margin analysis]

[Redacted]

[Discussion memorandum regarding the updated sensitivity analysis of reporting unit fair value as of October 4, 2008]

[Redacted]

[Updated sensitivity analysis of reporting unit fair value as of October 4, 2008, including the discounted cash flow analysis by reporting unit at two discount rates]

[Redacted]